Exhibit 16.1

March 25, 2026

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Silver Point Specialty Lending Fund (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K of Silver Point Specialty Lending Fund dated March 25, 2026. We agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

New York, New York

Attachment

Item 4.01. Changes in Registrant’s Certifying Accountant.

On March 19, 2026, the Board of Trustees of Silver Point Specialty Lending Fund (the “Fund”), upon the recommendation of the audit committee, dismissed PricewaterhouseCoopers LLP (“PwC”) as the Fund’s independent registered public accounting firm for the Fund’s fiscal year ending December 31, 2026, effective immediately.

The audit reports of PwC on the Fund’s financial statements for each of the two fiscal years ended December 31, 2025 and 2024 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audits of the Fund’s financial statements for the fiscal years ended December 31, 2025 and 2024, and the subsequent period through March 19, 2026, there were no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Fund and PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreement in connection with its audit report.

During the fiscal years ended December 31, 2025 and 2024 and the interim period through March 19, 2026, there were no “reportable events” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

The Fund provided PwC with a copy of the disclosures contained in this Current Report on Form 8-K and requested PwC furnish the Fund with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the statements contained herein. A copy of PwC’s letter, dated March 25, 2026, is filed as Exhibit 16.1 to this Current Report on Form 8-K.

On March 19, 2026, the Board of Trustees of the Fund, upon the recommendation of the audit committee, approved a resolution appointing KPMG LLP (“KPMG”) as the Fund’s independent registered public accounting firm for the Fund’s fiscal year ending December 31, 2026, effective immediately.

During the fiscal years ended December 31, 2025 and 2024, and the interim period through March 19, 2026, the Fund did not, nor did anyone on the Fund’s behalf, consult with KPMG regarding (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Fund’s financial statements, and no written report or oral advice was provided to the Fund that KPMG concluded was an important factor considered by the Fund in reaching a decision as to any accounting, auditing or financial reporting issue or (b) any matter that was either the subject of a disagreement (as defined in Item 304(a) (1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K)